Central Pacific Financial Corp.
Central Pacific Plaza
PO Box 3590
Honolulu, HI 96811-3590

February 28, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

    Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Central Pacific Financial Corp. (“CPF”) has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on February 28, 2014. CPF has made such disclosure based on information provided by its affiliate, The Carlyle Group, and not due to the business activities conducted by CPF.

Respectfully submitted,

/s/ Glenn K.C. Ching
Glenn K.C. Ching
Senior Vice President, General Counsel and Corporate Secretary
Central Pacific Financial Corp.